Auxilio, Inc.
26300 La Alameda Suite 100
Mission Viejo, CA 92691

April 23, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549

Re:	Auxilio, Inc. Form 10-K for the Year Ended December 31, 2011 Filed April 10, 2012 Form 10-K for the Year Ended December 31, 2012 Filed March 28, 2013 File No. 0-27507

Ladies and Gentlemen:

Auxilio, Inc. (“Auxilio” or the “Company”), in connection with its filing of the above items, hereby makes the following responses to the Securities and Exchange Commission (the “SEC”) Staff’s comments to the above items made by letter dated April 5, 2013, which are keyed to correspond to the comments made in such letter.  For your ease of reference, each response is preceded by a reproduction of the corresponding request/comment.

Form 10-K for the Year Ended December 31, 2011

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

(1) Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

1.
We have reviewed your response to comment 1 in our letter dated February 28, 2013. You state that your auditor initially indicated that there could be substantial doubt about your ability to continue as a going concern due to the lack of sufficient cash to fund operations for a reasonable period of time. Please be advised that AU Section 341.11 requires your auditor to consider disclosure if they initially believed there was substantial doubt, even if the auditor ultimately concludes that substantial doubt about your ability to continue as a going concern for a reasonable period of time has been alleviated. As such, in the event that your auditors initially believed there was substantial doubt about your ability to continue in business as a going concern at December 31, 2011 and/or December 31, 2012, please tell us how they considered the guidance in AU Section 341.11. Specifically, please tell us how your auditors considered the need to disclose:

Securities and Exchange Commission
File No. 0-27507
April 23, 2013

the principal conditions and events that initially caused your auditor to believe there was substantial doubt, such as your lack of sufficient cash to fund operation; and,

the mitigating factors that alleviated the substantial doubt, such as management plans, additional financing subsequent to year end, entry into a new asset based line of credit during fiscal 2012, improvement in gross margins in early 2012 and continuing gross margin improvement in the fourth quarter of 2012.

Response:

As noted in our previous response, our auditors believed Auxilio’s disclosure in Note 1 under the title Liquidity was sufficient to comply with the intended description of the disclosure requirements.  We acknowledge the disclosure could have been drafted to conform to the exact order and nomenclature specified in the AU section.  However, as detailed below, we and our auditors believe the relevant facts and conditions suggested in AU 341.11 were present in our disclosure.

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Principal conditions and events that initially caused your auditor to believe there was substantial doubt.  We believe the first sentence in our disclosure under the Liquidity heading, which states, “During the year ended December 31, 2011, cash used for operating activities was $2,023,052, as compared to cash provided by operating activities of $414,466 for the same period in 2010”, was sufficient to describe the current cash flow strain from our operations and our ability to fund it. From the approximate $2.4 million swing in the use of operating cash, coupled with our cash balance of only $1.832 million at December 31, 2011, we believe a reasonable user of the financial statements would realize that there could be substantial doubt about the Company’s ability to continue as a going concern.

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Mitigating factors that alleviated the substantial doubt.  We believe the remaining disclosure under the Liquidity section adequately presents the mitigating factors that alleviated the initial substantial doubt about the Company’s ability to continue as a going concern.  The disclosure indicates the abnormal use of cash was directly related to the signing of several new customers and the disclosure indicates we use substantial cash resources upon the early implementation of bringing on these new customers.  We believe the sentence which states management “anticipates a reduction in cost of goods sold per account and an increase in the total costs but at a slower rate than revenue allowing us to decrease our current net cash used from operating activities,” describes to a reasonable user of the financial statements that understands the long term nature of our contracts, that we will have increasing gross profit margins in future periods. This disclosure describes the temporary nature of the significant cash used from operations in 2011. Additionally, we described the $1,850,000 convertible debt financing that was completed during the year that provided additional cash as a mitigating factor and the $2,000,000 credit facility that was entered into subsequent to year end. We believe reading this disclosure section in its entirety and calculating a “pro-forma” cash position allows a reasonable user of the financial statements to understand the mitigating factors. The lessening requirements of cash needed to fund operations from the improving gross margins as a result of completing the implementation phase of several new contracts, plus the additional financing available to us from the credit facility, sufficiently describes the mitigating factors that alleviated our auditors initial concern regarding our ability to continue as a going concern. We acknowledge that the term “mitigating factor” was not expressively used in the disclosure, but we believe the conditions and factors were adequately described.

Securities and Exchange Commission
File No. 0-27507
April 23, 2013

In regards to our disclosure in the 2012 financial statements, we updated the disclosure under the heading Liquidity, as we believed it would be an appropriate transition discussion for users who read our 2011 financial statements, as we have greatly diminished the use of cash to fund our operating activities in 2012($2.4 million use of cash in 2011 and only as $0.29 million use of cash in 2012).  We added descriptive disclosure based on our prior round of comments to adequately describe what we mean by “mature” contracts to provide a better understanding of our longer term customer life cycle.  Specifically, we added that the contracts are typically three to five years in length and the following sentences.  “We refer to mature accounts as those whom we have fully implemented, and have influenced change in our customer’s configuration of equipment, toner procurement vendors, third-party service vendors and/or leased equipment agreements. Accounts normally take six to twelve months to reach maturity, but could take as long as twenty-four months. There is no specific timeframe that results in maturity because our customers are initially in varying positions with regards to their equipment configuration, toner procurement vendors, third-party service vendors and leased equipment agreements. Often these agreements are non-cancellable until they reach their termination date.”

Given our noticeable improvement in financial performance throughout 2012, our sufficient cash on hand of $2.2 million on December 31, 2012, and availability on our existing credit line at December 31, 2012, our auditors did not have initial substantial doubt about the Company’s ability to continue as a going concern during their 2012 audit.  The disclosure under the heading Liquidity in our 2012 financial statements was not considered necessary under AU 341 and our auditors did not discuss with us adding disclosure for an initial substantial doubt to continue as a going concern.  We and the auditors believed updating the disclosure from the previous year was appropriate to indicate our improved financial position, rather than eliminating it in its entirety, which would have been acceptable under the disclosure requirements.

Securities and Exchange Commission
File No. 0-27507
April 23, 2013

Revenue Recognition, page F-8

2.
We have reviewed your response to comment 2 in our letter dated February 28, 2013 and note that you sell MDF equipment directly to a third party lessor and enter into an ongoing supply and service contract with the customer. As these appear to be two separate contracts with two separate entities, tell us how you meet the separate units of accounting criteria under ASC 605-25-25-3 given that you have not entered into separate contracts with the same entity or related parties at or near the same time. Accordingly, please tell us in greater detail why you believe it is appropriate to apply the multiple element arrangement guidance in ASC 605-25 for these arrangements rather than accounting for them as separate transactions.

Response:

We believe that we do meet the separate units of accounting criteria under 605-25-25-3 for the following reasons:

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We enter into a management services contract with our customer. These contracts are typically 60 months in length. This contract requires that we pay their lease payments from the fees we charge them under the all-inclusive cost-per-copy invoice. This requirement that we make these lease payments is in the capacity as paying agent of the customer – a provision of the management services contract. Because we are not the lessee we have no direct obligation to the lessor to make the lease payment.

•
We sell MFD equipment to the third-party lessor, who then leases the equipment to our customer (typically with 60 month lease terms), who then provides us with the monthly lease invoices to make payment under the paying agent provision of the management services contract referred to above.

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Under our management services contract, our customers engage us to assist them with procurement and financing of the MFD equipment that is being placed at their locations. As such, we assess their equipment requirements, source the equipment and purchase it from the manufacturer. We also negotiate with lessors on financing terms and administrate the lease signing process.

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The price we invoice to the lessor for the equipment is subject to our discretion. We normally invoice an amount greater than the cost we paid for this equipment and the upper limit we can invoice for this equipment is ordinarily the MSRP of the equipment. The customer ordinarily is not concerned with the amount invoiced to the lessor for the equipment because, under the management services contract, we are responsible for making the ensuing lease payments. Because of this flexibility in the amount we can invoice for the equipment, the lessor has the attributes of being a related party to us. Given these circumstances, we believe that the amount invoiced to the lessor should not be considered as a separate contract such that revenue would be recognized based solely on this transaction. If it were, we would have the ability to accelerate revenue recognition for the equipment sale,

Securities and Exchange Commission
File No. 0-27507
April 23, 2013

•
The management services contract essentially is the single contract that we believe should be considered for multiple element arrangements. This is because it identifies a single amount which the client will pay (the cost per copy fees), and identifies the primary components which these fees cover being (1) equipment lease payments and (2) ongoing service and supply.  The cash we receive from the equipment sale is not additional contract consideration as the ensuing lease payments are paid by us under the all-inclusive cost-per-copy price paid by our customer.

During the telephone conference we held with SEC staff on April 11, 2013, they asked us to provide additional information with regard to our business model and how it relates to the issue of multiple element arrangements. In addition to clarifying certain items above, we are providing the following information.

Prior to entering into a management services contract with our customers, we assess their copier environment in order to determine the cost-per-copy rate we contract to charge them. This cost-per-copy rate takes into consideration, among other data, the customer’s current and future leasing commitments, their ongoing service costs and their print volume. From this we structure a cost-per-copy rate that we can offer that takes into consideration cost and process efficiencies we can bring to them, in addition to the cost of replacing any needed equipment.

As mentioned above, our management services contracts with our customers are typically 60 months. Our customers also typically enter into 60 month equipment lease agreements; however the start date of the equipment lease agreements is normally not aligned with the start date of the management service contract. At the inception of the management services contract, we take on the responsibility to act in the capacity of paying agent for our customer for all pre-existing equipment lease agreements for supported devices. When the pre-existing leases terminate, we ordinarily replace it with another equipment lease which we have assisted in negotiating. While the term of the new 60 month lease extends beyond the term of our management services contract, for the purposes of determining any deferral amortization, we assume the management services contract will renew, and thus the amortization of any revenue deferral is the same length as the underlying lease agreement. In the event that a management services contract does not renew, then we would recognize the remaining revenue deferral at that time. To date, however, we have not had a management services contract non-renew for a customer with a revenue deferral.

3.	We have reviewed your response to the fifth bullet point of comment 2 in our letter dated February 28, 2013. Please tell us how much, if any, of the deferred revenue relates to deferred equipment.

Securities and Exchange Commission
File No. 0-27507
April 23, 2013

Response:

As of December 31, 2011 a total of $247,581 relates to deferred equipment.

The Company acknowledges the following:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these responses with us, please do nothesitate to call me at (949) 614-0700.

Sincerely,

/s/ Paul T. Anthony
Paul T. Anthony, Chief Financial Officer